23 February 2016

National Grid plc
Share Buyback Programme

National Grid plc (the “Company”) announces that it has commenced a new irrevocable and non-discretionary programme to purchase ordinary shares in the capital of the Company during the period running from 23 February 2016 to end no later than 14 April 2016, as part of its management of the dilution resulting from the take-up of its scrip dividend.

The buy-back programme will be managed by an independent third party, which makes its trading decisions independently of, and uninfluenced by, the Company and is capable of continuing during close periods. The purchased shares will be held as treasury shares.

Any purchases by the company will be effected within certain pre-set parameters and in accordance with both the Company’s general authority to purchase shares granted by its shareholders at the Company’s 2015 Annual General Meeting and Chapter 12 of the Listing Rules.

Details of the authorities granted at the Company’s 2015 Annual General Meeting can be found on our website under: Investors, Shareholder centre, AGM.

CONTACTS

Investors and Analysts

Aarti Singhal	+44 7989 492447 (m)
David Brining	+44 7816 847918 (m)
Michael Ioanilli	+44 7789 878784 (m)
George Laskaris	+1 917 375 0989 (m)

Media

National Grid
Sean Kemp	+44 7960 012356 (m)
Brunswick
Mike Smith	+44 (0)20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and the failure to respond to market developments, including competition for onshore transmission, and grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 173 to 176 of National Grid’s most recent Annual Report and Accounts. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.